

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Assaf Ginzburg
Chief Financial Officer
ORMAT TECHNOLOGIES, INC.
6140 Plumas Street
Reno, Nevada 89519-6075

> **Re: ORMAT TECHNOLOGIES, INC.**
> **Forms 8-K**
> **Filed June 27, 2022 and August 4, 2022**
> **File No. 001-32347**

Dear Mr. Ginzburg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 8-K filed June 27, 2022 and August 4, 2022

General

1. We note that your Item 1.01 and 8.01 Form 8-K filed June 27, 2022 announced that you entered into an indenture for the issuance of Senior Convertible Notes. Attached to the June 27, 2022 Form 8-K as Exhibit 99.1 and 99.2 are press releases in which you disclose that the Company intends to offer "Green Convertible Senior Notes" due 2027. You further attached to a August 4, 2022 Item 2.02 Form 8-K as Exhibit 99.1 your press release announcing the results of operations for the fiscal quarter ended June 30, 2022, where you disclosed the closing of the offering of $431.3 million in "green convertible senior notes" due in 2027. Please provide to us, and explain where you have made available to investors, an explanation of what the "Green" Convertible Senior Notes designation means, including whether this designation carries any legal meaning.

2. In your Form 10-Q for Fiscal Quarter Ended June 30, 2022 on pages 37-38 you disclose that the net proceeds from the sale of the notes were approximately $420.4 million. You

disclosed that you used (1) approximately $18.0 million of the net proceeds from this offering to repurchase concurrently with the closing of the offering shares of your common stock in privately negotiated transactions at a price per share equal to $69.45, (2) approximately $24.5 million of the net proceeds from this offering to pay the cost of the capped call transactions, (3) approximately $221.9 million to fund the prepayment of your Series 3 Bonds, and accrued and unpaid interest thereon, and make-whole payments, and (4) the remainder for general corporate purposes. You further disclose that you intend to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance, in whole or in part, one or more eligible green projects in accordance with the Company's Green Finance Framework, and that in addition to proceeds from the offering, you may use cash from operations or borrowings under your credit facilities in order to effect such allocation. Given this description of your use of the proceeds from the notes offering, explain your basis for describing the notes as "Green Convertible Senior Notes" in your Forms 8-K. We also note such references to "convertible green notes" and "green convertible bonds" in your earnings call transcript and earnings call slides available on your website for the Q2 earnings conference call.

3. Provide to us, and explain where you have made available to investors, a description of your Green Finance Framework, including any criteria or standards this framework suggests or requires for the selection of projects. In your response, describe eligible green projects and tell us how and by whom the Green Finance Framework was developed, reviewed and/or approved.

4. You disclose that you intend to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance, in whole or in part, one or more eligible green projects in accordance with the Green Finance Framework, and that in addition to proceeds from the offering, you may use cash from operations or borrowings under your credit facilities in order to effect such allocation. Explain whether you are contractually required to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance the eligible green projects. Please also explain why the framework means that you are offering "green" Convertible Senior Notes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Colin Diamond